As filed with the Securities and Exchange Commission on December 13, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

under

SCHEDULE B

of

THE SECURITIES ACT OF 1933

Province of New Brunswick

(Canada)

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

JOHN MCNAB Deputy Consul General Canadian Consulate General 1251 Avenue of the Americas New York, New York 10020
Send communications to:
JOHN DICAIRE Assistant Deputy Minister Treasury Division Department of Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB E3B 5H1 (506) 453-2515		CHRISTOPHER J. CUMMINGS Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Securities registered	Amount being registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Debt Securities	U.S. $1,500,000,000(2)	100%	U.S.$160,500

(1)

Estimated solely for the purpose of determining the registration fee.

(2)

In U.S. dollars or the equivalent thereof in foreign currencies or currency units.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROVINCE OF NEW BRUNSWICK

EXPLANATORY NOTE

This Registration Statement relates to U.S. $1,500,000,000 aggregate principal amount of Debt Securities of the Province of New Brunswick. Such U.S. $1,500,000,000 aggregate principal amount of Debt Securities will be offered from time to time as separate issues of debt securities on the terms and in the manner to be specified in prospectus supplements to be delivered with the prospectus included in this Registration Statement in connection with each such offering.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CROSS-REFERENCE INFORMATION

Cross-reference information between Schedule B of the Securities Act of 1933 and the Prospectus.

Schedule B Item		Heading in the Prospectus
1	................................................	Cover Page.
2	................................................	Application of Proceeds; Description of Debt Securities.
3	................................................	****
4	................................................	Debt Record.
5	................................................	*
6	................................................	***
7	................................................	Authorized Representative.
8	................................................	***
9	................................................	***
10	................................................	***
11	................................................	**
12	................................................	Legal Matters.
13	................................................	**
14	................................................	****

*

Information included in the Province of New Brunswick’s most recent Annual Report on Form 18-K filed with the Securities and Exchange Commission (the “Annual Report”) and incorporated by reference herein.

**

To be completed or provided from time to time by amendment to the Annual Report.

***

Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities registered hereby.

****

Information included in Part II to this Registration Statement or as an exhibit hereto.

Subject to completion, dated December 13, 2006

Prospectus

Province of New Brunswick
(Canada)

U.S. $1,500,000,000

Debt Securities

By this prospectus, the Province may offer its debt securities, consisting of any combination of debentures, notes and bonds. The specific terms of each series of debt securities will be set forth in supplements to this prospectus.  You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is dated      , 2006

TABLE OF CONTENTS

Page

ABOUT THIS PROSPECTUS

3

FORWARD-LOOKING STATEMENTS

3

PROVINCE OF NEW BRUNSWICK

3

APPLICATION OF PROCEEDS

3

DESCRIPTION OF DEBT SECURITIES

4

PLAN OF DISTRIBUTION

11

DEBT RECORD

11

AUTHORIZED REPRESENTATIVE

11

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

12

LEGAL MATTERS

12

WHERE YOU CAN FIND MORE INFORMATION

12

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “ours” or “us” refer to the Province of New Brunswick.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission, or the SEC, under a "shelf" registration process.  Using this process, we may offer the debt securities described in this prospectus in one or more offerings for a total aggregate principal amount of up to $1,500,000,000.  This prospectus provides you with a general description of the securities we may offer.  Each time we use this prospectus to offer debt securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering.  The prospectus supplement may also add to, update or change the information this prospectus contains.  Please carefully read this prospectus and any prospectus supplement together with the information contained in the documents we refer to under the heading WHERE YOU CAN FIND MORE INFORMATION.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities offered by this prospectus may contain forward-looking statements: this prospectus; any prospectus supplement; and the documents incorporated by reference into this prospectus and any prospectus supplement.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF NEW BRUNSWICK

The Province of New Brunswick is located on the eastern seaboard of Canada and has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests, which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost-effective water transportation for its products to export markets in the eastern United States, Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2006 was estimated at 749,168.  The three largest urban areas of New Brunswick and their respective populations based on 2001 census figures are Saint John (122,678), Moncton (117,727) and Fredericton (81,346), the capital of the province.

APPLICATION OF PROCEEDS

The net proceeds to the Province from the sale of the debt securities will be added to the Consolidated Fund of the Province to be used for general Provincial purposes and may be advanced to, or applied to the purchase of securities issued by, New Brunswick Electric Finance Corporation.

DESCRIPTION OF DEBT SECURITIES

The Province may issue debt securities in distinct series at various times.  This section summarizes the terms of the debt securities that are common to all series.  The particular terms and provisions of a series of debt securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.  The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

General

The debt securities will be issued under the authority of the Provincial Loans Act and Orders of the Lieutenant-Governor in Council and of the Minister of Finance of the Province and, where required, under a loan act or the Electricity Act. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be a charge on and payable out of the Consolidated Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•

price and aggregate principal amount of the debt securities;

•

title of the debt securities;

•

the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•

the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•

the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•

where and how the Province will pay principal and interest;

•

whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•

whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•

whether and in what circumstances sinking fund payments will be made;

•

whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•

any currency in which the Province may denominate or pay interest or principal on the debt securities;

•

whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•

the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•

any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of six years, or the period prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•

only in fully registered form;

•

without interest coupons; and

•

in minimum aggregate principal amounts of U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, City of New York, a register for the registration of transfers of debt securities issued in registered form.

You may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the "depositary"). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of the investor unless the special circumstances described below occur.  Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•

the investor cannot get debt securities registered in its own name;

•

the investor cannot receive physical certificates for its interest in the debt securities;

•

the investor must look to its own bank or brokerage firm for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required to hold the physical certificates of debt securities that they own;

•

the depositary's policies will govern payments, transfers, exchanges and other matters relating to the investor's interest in the global security;

•

the Province and the fiscal agent have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security;

•

the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•

the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates. The Province will issue debt securities in the names advised by the depositary. An investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•

when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•

when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related "record date". The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Canadian Income Tax Considerations

The following summary of Canadian income tax considerations relevant to the debt securities is general in nature only and does not constitute legal or tax advice to you or any prospective investor in the debt securities. You should consult with your own tax advisor before investing in the debt securities.

The following summary fairly describes the principal Canadian federal income tax consequences generally applicable to a beneficial owner of debt securities who for purposes of the Income Tax Act (Canada) (the "Act") is not resident and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a "Non-resident Holder"). This summary is based on the provisions of the Act, the regulations thereunder in force on the date hereof and the current administrative and assessing practices and policies published by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action. This summary does not address provincial, territorial or foreign income tax considerations. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a Non-resident Holder.

This summary is of a general nature only, does not include all Canadian federal income tax considerations and is not intended to be, nor should it be considered to be, legal or tax advice to any particular beneficial owner and no representation with respect to the consequences to any particular Non-resident Holder is made. Therefore, you should consult your own tax advisors for advice regarding your particular circumstances.

Under the Act, the Province is not required to withhold tax from interest (including amounts on account of or in lieu of payment of, or in satisfaction of, such interest) or principal paid or credited or deemed to be paid or credited by the Province on debt securities to a Non-resident Holder except where all or any portion of such interest is contingent or dependent upon the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion or by reference to dividends payable on any class of shares of the capital stock of a corporation and the debt security is not a prescribed obligation for purposes of paragraph 212(1)(b) of the Act. A "prescribed obligation" for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof is contingent or dependent upon the use of, or production from, property in Canada or is computed by reference to any of the criteria described in the previous sentence, other than the purchasing power of money. The applicability of the foregoing exceptions to a particular issue of debt securities will be dealt with as necessary in the prospectus supplement relating to the issue of the debt securities.

In the event that a debt security is redeemed, cancelled, repurchased or purchased by the Province or is otherwise assigned or transferred by a Non-resident Holder to a person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof, or in certain cases the price for which the debt security was assigned or transferred by a resident in Canada to the Non-resident Holder, the difference between the price for which the debt security is redeemed, cancelled, repurchased or purchased or otherwise assigned or transferred and the issue (or such other) price may in certain circumstances, be deemed to be interest and may be subject to Canadian non-resident withholding tax if the debt security is not an excluded obligation within the meaning of subsection 214(8) and such interest is not otherwise exempt from Canadian non-resident withholding tax. A debt security will be an "excluded obligation" if interest in respect of such debt security is exempt from Canadian non-resident withholding tax because such debt security is described in the previous paragraph.

Generally, no other tax on income or capital gains is payable in respect of debt securities or the interest thereon by Non-resident Holders.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their "issue price" and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is limited to debt securities whose "issue price" is, for United States federal income tax purposes, generally not less than their "stated redemption price at maturity," each as defined in section 1273 of the Code. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect).

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, "straddle," conversion transaction, or other integrated transaction, or whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•

You are a citizen of the United States or a resident of the United States who is a natural person;

•

You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•

You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds a debt security, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding a debt security should consult their tax advisor.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary interest income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. This interest will be foreign source income for foreign tax credit purposes and generally, for interest paid in taxable years beginning before January 1, 2007, will be either "passive" or "financial services" income, and for interest paid in taxable years beginning after December 31, 2006, will be “passive category” or “general category” income.

Sale, Exchange, or Retirement

Upon the sale, exchange or retirement of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt securities for more than one year.  Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code.  Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Backup Withholding

Certain "backup" withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale before maturity of the debt securities. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold tax from any of these payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements. The backup withholding rate is currently 28%.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States federal income tax provided that the required information is furnished to the Internal Revenue Service by the date required.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, as we have no immunity from the jurisdiction of the New Brunswick courts, you may bring a law suit against us in the New Brunswick courts for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of New Brunswick or a citizen of Canada and without any need to obtain the consent of any public official or authority.  A lawsuit against us in a New Brunswick court will be governed by the Proceedings Against the Crown Act, which, for example, makes the remedies of specific performance and injunctions unavailable against us.  The Proceedings Against the Crown Act provides that at least 60 days before the commencement of an action against New Brunswick, notice of the claim must be served on the Attorney General of the Province.

Although any order obtained in an action brought in the courts of New Brunswick against the Province may not be enforced by execution or attachment or process in the nature thereof, the Proceedings Against the Crown Act further provides that the Minister of Finance shall pay out of the Consolidated Fund the amount payable by the Crown under an order of a court that is final and not subject to appeal or under a settlement of a proceeding in court.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the "Foreign Sovereign Immunity Act") precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment.  Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and the fiscal agency agreement, if any, will be governed by the laws of New Brunswick and the laws of Canada applicable in New Brunswick.

PLAN OF DISTRIBUTION

The Province may sell debt securities in any of three ways:

•

through underwriters or dealers;

•

directly to purchasers; or

•

through agents.

The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of that series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers.

We may distribute debt securities from time to time in one or more transactions:

•

at a fixed price or prices, which may change;

•

at market prices prevailing at the time of sale;

•

at prices related to such prevailing market prices; or

•

at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities, the Province, or purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").  The prospectus supplement will identify any underwriters with respect to the debt securities.

Agents and underwriters who participate in the distribution of the debt securities may be entitled under agreements entered into with the Province to indemnification by the Province against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make with respect to the distribution of debt securities.

DEBT RECORD

The Province has never defaulted on any of its direct or guaranteed obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payment.

AUTHORIZED REPRESENTATIVE

The authorized representative of the Province in the United States is John McNab, at the Canadian Consulate General, 1251 Avenue of the Americas, New York, NY 10020.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference in this prospectus, which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of that publication as a public official document.

All financial information of the Province included or incorporated by reference in this prospectus was obtained from the annual Budget and Main Estimates of the Province and the Public Accounts (subject to certain adjustments for purposes of comparability) of the Province, or was prepared by representatives of the Department of Finance of the Province in their official capacities.  The information set forth or incorporated by reference herein, other than that set forth under the headings "Description of Debt Securities", "Plan of Distribution" and other than as described in the preceding paragraph, was supplied by Leonard Lee-White, Managing Director Debt Management, Treasury Division, Department of Finance, or by his representatives in their official capacities.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities offered by this prospectus, and certain other matters of Canadian and New Brunswick law, will be passed upon by:

•

the Deputy Attorney General of the Province of New Brunswick, the Acting Deputy Attorney General of the Province of New Brunswick, the Assistant Deputy Attorney General Legal Services of the Province of New Brunswick or the Acting Assistant Deputy Attorney General Legal Services of the Province of New Brunswick.

Certain matters of United States law in connection with the offering of the debt securities will be passed upon by:

•

Shearman & Sterling LLP, United States counsel to the Province.

WHERE YOU CAN FIND MORE INFORMATION

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended.  The Province does, however, file annual reports on Form 18-K with the SEC on a voluntary basis.  These reports and their exhibits include certain financial, statistical and other information concerning the Province.  The Province may also file from time to time amendments on Form 18-K/A to its reports on Form 18-K, including amendments for the purpose of filing with the SEC exhibits which have not been included in the Registration Statement or Registration Statements to which this prospectus and any prospectus supplement relates.  These exhibits would then be incorporated by reference into each of the Province's outstanding Registration Statements.  These reports may be inspected at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549.  You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.  Information filed by the Province is also available from the SEC's Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

 This prospectus is part of a Registration Statement the Province has filed with the Securities and Exchange Commission relating to the debt securities.  This prospectus does not contain all the information the Registration Statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information.  The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the Registration Statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits available at the SEC's public reference room.

The SEC allows us to "incorporate by reference" into this prospectus information the Province files with the SEC, which means we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is an important part of this prospectus, and later information that the Province files with the SEC will automatically update and supersede that information.  We incorporate by reference the documents listed below, and any future filings the Province makes with the SEC on Form 18-K or Form 18-K/A until all the debt securities are sold:

•

our Annual Report on Form 18-K for the year ended March 31, 2006, and the exhibits thereto; and

•

all amendments to our Annual Report on Form 18-K for the year ended March 31, 2006 filed prior to the date of the prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates.  You may request copies by writing or telephoning the Province at the following address:

Province of New Brunswick

Department of Finance

Treasury Division

670 King Street, Room 376

Fredericton, New Brunswick, Canada E3B 5H1

Attention:  Assistant Deputy Minister, Treasury Division

Telephone: (506) 453-2515

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized any person to provide you with different or additional information.  We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law.  You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.  Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as described above for updated information.

PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY
ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

I.

An itemized statement showing expenses, other than underwriting fees, of the Province of New Brunswick (the "Province") in connection with the sale of a particular issue of Debt Securities shall be provided in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

II.

The Registrant hereby agrees to furnish a copy of any agreement or agreements made with any underwriter governing the sale of the Securities in the United States in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

III.

The Registrant hereby agrees to furnish a copy of the opinion of the Deputy Attorney General of the Province of New Brunswick, the Acting Deputy Attorney General of the Province of New Brunswick, the Assistant Deputy Attorney General Legal Services of the Province of New Brunswick or the Acting Assistant Deputy Attorney General Legal Services of the Province of New Brunswick, including a consent relating thereto, in respect of the legality and validity of the Securities in an amendment to the Province's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

IV.

All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)

to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) that is incorporated by reference in this Registration Statement;

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities covered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)

to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities covered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

This registration statement consists of

A.

The facing sheet;

B.

The Explanatory Note and Cross-Reference Information;

C.

Part I, consisting of the prospectus;

D.

Part II, consisting of pages II-1 to II-6;

E.

The following exhibits:

(A)

Form of Underwriting Agreement.*

(B)

Form of Fiscal Agency Agreement, including Form of Debt Securities.*

(C)

The opinion of the Deputy Attorney General of the Province of New Brunswick, the Acting Deputy Attorney General of the Province of New Brunswick, the Assistant Deputy Attorney General Legal Services of the Province of New Brunswick or the Acting Assistant Deputy Attorney General Legal Services of the Province of New Brunswick, including a consent relating thereto, in respect of the legality and validity of the Debt Securities.*

*

Any exhibit required to be filed which is not filed herewith will be filed in an amendment to the Registrant’s Annual report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Province of New Brunswick, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fredericton, Province of New Brunswick, Canada.

PROVINCE OF NEW BRUNSWICK

By    /s/ Leonard Lee-White

Leonard Lee-White

Managing Director Debt Management

Treasury Division, Department of Finance

December 13, 2006

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set out below is the signature of an authorized agent of the Registrant in the United States.

PROVINCE OF NEW BRUNSWICK

By    /s/ John McNab

John McNab

Deputy Consul General

Canadian Consulate General, New York

Authorized Agent

New York, NY

Dated:  December 13, 2006

CONSENT

I hereby consent to the reference to me under the heading "Experts and Public Official Documents" in the Prospectus constituting Part I of the Registration Statement of the Province of New Brunswick with which this consent is filed.

By     /s/ Leonard Lee-White

Name: Leonard Lee-White

Title:   Managing Director Debt Management

            Treasury Division, Department of Finance

Fredericton, New Brunswick

Dated:  December 13, 2006